Exhibit 99.1

Alcon Increases Share Repurchase Program

HUNENBERG, Switzerland – September 8, 2006 – Alcon, Inc. (NYSE:ACL) announced today that its Board of Directors has approved the repurchase of up to an additional 5.0 million shares of the company’s outstanding common stock. Including this and prior authorizations, the company now has authority to repurchase up to approximately 5.1 million shares. The share repurchase program is designed to reduce dilution caused by exercises of employee stock options.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Caution Concerning Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to Alcon’s ability and desire to continue to repurchase outstanding shares of the company’s common stock. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise. For a more thorough discussion of the risks and uncertainties related to the share repurchases, we refer you to our Form 6-K filed on July 25, 2006 and our Form 20-F filed on March 15, 2006 with the SEC.

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For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and

Strategic Corporate Communications

817-551-8974

or

Matthew Head

Manager,

Investor Relations

817-551-8550

www.alconinc.com